Exhibit 12

Electronic Data Systems Corporation

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

(dollars in millions)

	Years Ended December 31,
	2002	2001	2000	1999	1998

Fixed charges:
Interest and related charges on debt and redeemable preferred stock dividends of subsidiaries	$259	$247	$210	$150	$133
Portion of rentals deemed to be interest	308	352	319	352	301

Total fixed charges	567	599	529	502	434

Earnings available for fixed charges:
Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	1,525	2,148	1,762	624	1,078
Minority interest in consolidated subsidiaries and (income) losses of equity investees	(9)	(9)	(4)	(7)	(12)

Subtotal	1,516	2,139	1,758	617	1,066
Total fixed charges per above	567	599	529	502	434

Earnings available for fixed charges	2,083	$2,738	$2,287	$1,119	$1,500

Ratio of earnings to fixed charges	3.7	4.6	4.3	2.2	3.5